

January 15, 2019

Corby Marshall
Hawkeye Systems, Inc.

Dear Mr. Marshall,

We are pleased to be selected as Public Relations counsel on behalf of Hawkeye Systems, Inc. (the "Client"). Commencing upon execution of this agreement, 5W Public Relations ("5W PR ") will devote its best efforts to provide public relations services on behalf of Client.

FEES

This letter, when signed by you, will confirm that you have hired 5W PR as Public Relations counsel commencing February 1, 2019. For services, our monthly fee will be $18,000 per month, plus expenses.

This agreement shall remain in effect for a minimum term of six (6) months. Agreement will automatically renew for additional terms of six (6) months unless otherwise terminated upon thirty (30) days advance written notice of expiration of the current term. Following twelve (12) months of service and for each subsequent annual renewal, the monthly fee shall increase by 7% over the monthly fee from the year prior.

The total minimum value of this agreement is $108,000 and shall be invoiced in monthly installments of $18,000 each.

If upon receipt of any invoice Client should have any questions, Client is obligated to take them up directly with 5W PR as soon as possible. Any objections Client may have to any invoice shall be deemed waived if such obligations are not communicated in writing to 5W PR within ten (10) days of Client's receipts of said invoices.

Monthly installment invoices will be due and payable by the Client on the first business day of each month. 5W PR reserves the right to charge a 1.5 % monthly interest charge on unpaid balances after fifteen (15) days.

To initiate activities, 5W PR requests payment of $18,000, representing the first month of service. Payment is due in advance of contract effective date and before any services are to be performed under this agreement. Please make your check payable to 5W Public Relations, LLC and remit to: 5W Public Relations, LLC, 230 Park Ave, 32nd Floor, New York, NY 10169. Wire information is as follows: Business Checking – Signature Bank, Account Number: 1501173971, 5W Public Relations, ABA Routing Number: 026013576, Swift Number: SIGNUS33

EXPENSES

A 4.25% tools and database subscriptions fee will be assessed monthly to cover media targeting/monitoring, standard measurement and analytics, communication platforms, printing and digital subscriptions. Items such as wire services, article reprints, broadcast clips, travel, meals, mileage and other reasonable out-of-pocket expenditures will be billed separately, in addition to fees. Any expense over $150 shall require your advance approval. Reimbursements will be made within thirty (30) days of the date that an invoice is rendered to Client.

SERVICES

Services to be provided as outlined in our proposal dated January 15, 2019 enclosed herein as Exhibit A.

5W PR is a full-service firm that offers a variety of other services, not included here, that can be quoted at an additional fee upon request.

If 5W PR is engaged for crisis communications work, Client shall be billed separately with an advance retainer payment to be applied against crisis hours worked.

INDEPENDENT CONTRACTOR STATUS AND INDEMNIFICATION

5W PR and all of its employees are independent contractors and not employees of Client, which agrees to hold 5W PR harmless and indemnify it for any and all claims, lawsuits, judgments or obligations, including counsel fees, experts' fees and costs of suit arising as a result of work performed pursuant to this Agreement, which are not caused by, nor arise from, any act of 5W PR or its employees or representatives, in whole or in part. This section does not minimize or restrict the contractual obligations of the Client to reimburse 5W PR for expenses it incurs on behalf of the Client as detailed above. The terms of this section shall survive the termination of this agreement.

NON-SOLICITATION

Recognizing the time and expense of 5W PR's investment in its employees, Client agrees that it shall not directly or indirectly employ, hire or retain any person who is an employee of 5W PR during the term of this agreement and for a period of one (1) year following the termination of this agreement. Client understands and acknowledges that their breach of this Section may cause 5W PR irreparable harm, the amount of which may be difficult to ascertain; therefore, Client agrees that in the event of breach by Client, 5W PR shall be entitled to judgment for damages and consequential damages resulting from the breach in an amount to be determined at trial, but not less than an amount equal to the employee's annual salary.



ATTORNEY FEES & COSTS

Client agrees to pay all costs and expenses, including but not limited to, attorney fees and court costs, for the collection and/or enforcement of any obligation under this agreement, whether or not a lawsuit or arbitration is commenced.

GOVERNING LAW

This agreement shall be governed by the laws of the State of New York. In the event that any dispute should arise under this agreement, the parties agree to waive all jurisdictional and venue objections and to have all such disputes submitted to and heard before the Court of the State of New York. However, 5W PR reserves the right to seek resolution in New York County Small Claims Court for funds in dispute at or below the Small Claims' Court Limit. Non-payment shall result in acceleration of the minimum value of this agreement being payable in full. You acknowledge that in the event of such acceleration, the minimum value of this agreement shall be due and payable as minimum liquidated damages because such balance will bear a reasonable proportion to 5W PR's minimum probable loss from your non-payment, the amount of 5W PR's actual loss being incapable to calculate.

Once again, we are pleased to have the opportunity to serve you, and you have the assurance of our very best efforts.

Agreed to and accepted.

By: DocuSigned by: Ronn Torossian 2306E9614AE5457...

5W Public Relations, LLC
Ronn Torossian, President

By: ____________________

Corby Marshall
Hawkeye Systems, Inc.



Client Contact Information

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Primary account contact

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Primary billing contact

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